FINALIS SECURITIES LLC

FINANCIAL STATEMENTS
TOGETHER WITH SUPPORTING
SCHEDULES AND AUDITORS' REPORT

FOR THE YEAR ENDED DECEMBER 31, 2023

CONFIDENTIAL DOCUMENT

This report is deemed confidential in accordance with Rule 17A-5(e) (3) under the Securities Exchange Act of 1934. The statement of financial condition has been filed with the Securities and Exchange Commission simultaneously herewith as a public document.

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-70425

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING ___01/01/23___ AND ENDING ___12/31/23___
                                                    MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: ___Finalis Securities, LLC___

TYPE OF REGISTRANT (check all applicable boxes):
☑ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
  ☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

___228 Park Avenue South, #85550___
                                                    (No. and Street)

___New York___	___NY___	___10003___
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

___Dennis Azary___	___(415)948-7994___	___dennis@finalis.com___
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

___Cropper Accountancy Corporation___
                        (Name – if individual, state last, first, and middle name)

2700 Ygnacio Valley Road, Suite 270   Walnut Creek   CA   94598

| (Address) | (City) | (State) | (Zip Code) |

03/04/2009   3381

(Date of Registration with PCAOB)(if applicable)   (PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public
   accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17
   CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form
displays a currently valid OMB control number.

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OATH OR AFFIRMATION

I, Brad Ziemba _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Finalis Securities, LLC _____, as of 12/31 _____, 2 023 , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

State of Nevada County of Clark
Signed and sworn to (or affirmed) before me
on 03/29/2024 by Charles Bradley Ziemba



Notary Public
Notarized remotely using audio-video communication technology via Proof.

Signature:
Charles Bradley Ziemba

Title:
Chief Executive Officer

This filing contains (check all applicable boxes):**

- ☑ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☑ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (t) Independent public accountant's report based on an examination of the statement of financial condition.

☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.

☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.

☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).

☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

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2700 Ygnacio Valley Road, Ste 270
Walnut Creek, CA 94598
(925) 932-3860 tel
(925) 476-9930 efax
www.cropperaccountancy.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and the Member
of Finalis Securities LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Finalis Securities LLC (the Company) as of December 31, 2023, the related statements of income, changes in member's equity, and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The Schedule I – Net Capital Computation 15c3-1, Schedule II – Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission, and Schedule III – Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities Exchange Commission, collectively known as the Supplementary Information, has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5.

In our opinion, the supplementary information is fairly stated, in all material respects, in relation to the financial statements as a whole.



CROPPER ACCOUNTANCY CORPORATION
Walnut Creek, California
We have served as Finalis Securities LLC's auditor since 2021.
March 29, 2024

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Finalis Securities LLC
STATEMENT OF FINANCIAL CONDITION
December 31, 2023

ASSETS

Cash	$ 2,947,529
Accounts Receivable	$ 1,651,762
Prepaid Expenses and Other Assets	$ 250,738
TOTAL ASSETS	$ 4,850,029

LIABILITIES AND MEMBER'S EQUITY

Liabilities:

Accounts Payable	$ 422,209
Accrued Expenses and Other Liabilities	$ 3,057,448
Total Liabilities	$ 3,479,657
Total Member's Equity	$ 1,370,372
TOTAL LIABILITIES & MEMBER'S EQUITY	$ 4,850,029

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Finalis Securities LLC
Notes to Financial Statements
For the Year Ended December 31, 2023

1. **Organization and Summary of Significant Accounting Policies**

Description of Business

Finalis Securities LLC (the "Company") was formed as a Limited Liability Company on September 10, 2019 in the State of Delaware. The Company is registered with the Securities and Exchange Commission ("SEC") as a fully disclosed securities broker/dealer pursuant to Section 15 (b) of the Securities Exchange Act of 1934. In April 2020, the Company became a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company is subject to various governmental rules and regulations, including the Net Capital Rule set forth in Rule 15c3-1 of the Securities Exchange Act of 1934. The Company is a wholly-owned subsidiary of Finalis, Inc. (the "Parent"). The Company's primary business consists of offering intermediary marketing and placement services as agent, as well as private placements of securities.

Cash

Cash consists of cash in deposit accounts that the Company maintains at various financial institutions, which at times may exceed federally insured limits. Accounts at the institution are insured by the Federal Deposit Insurance Corporation ("FDIC") up to $250,000. The Company has not experienced any losses in such accounts. At December 31, 2023, the Company's cash balance exceeded the FDIC insured limit by $2,444,807.

Basis of Presentation

The financial statements of the company have been prepared using accounting principles generally accepted in the United States of America ("U.S. GAAP").

Revenue Recognition

The Company receives two types of revenue under an advisory contract: non-refundable monthly retainer fees and a transaction success fee. For each contract, the Company assesses whether non-refundable monthly retainer fees are a separate deliverable based on the performance obligations or part of a single deliverable that results in a transaction success fee being earned. In order to make this determination, the Company assesses the services being provided upon engagement as specified in the contract, the ability for the client to consume and benefit from the services prior to a transaction and whether the monthly retainer fees are insignificant in relation to the overall fee the Company would receive upon a completed transaction, among other considerations. If the Company determines that the non-refundable monthly retainer fees are a separate deliverable, the

Confidential

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Finalis Securities LLC
Notes to Financial Statements
For the Year Ended December 31, 2023

revenue is recognized monthly as services are provided and deferred when the earnings process is not yet completed, per the terms of the contract. If the Company determines that the non-refundable monthly retainer fees and transaction success fee are a single deliverable, the Company defers the revenue until the fee is earned or the contract is otherwise complete. Transaction fees stemming from a qualified transaction are considered variable consideration and accordingly are recognized when the related transaction is complete, the amount of the fee is known and collection is reasonably assured. As of December 31, 2023 The Company has open contracts but there are no liabilities associated with deferred revenues. During the year ended December 31, 2023, the company's retainer fees totaled $3,910,789 and success fees totaled $75,793,887.

The Company provides services to its registered representatives under contractual agreements. The Company records services based on the services performed under the contract, subject to minimum amounts as indicated in the contract.

Accounts receivable

As of December 31 2023, the Accounts receivables were $1,651,762, with 91% of this balance attributable to securities transactions success fees that, as of the date the financial statements were issued, are already collected. There are no allowances against the Accounts Receivable.

Administrative Fees & Recharged Expenses

Administrative fees represent FINRA fees charged to the Company for registrations, state registrations, exams, U5s. As of December 31, the total amount reached $62,180.

Recharged expenses are travel & living expenses incurred in support of deals executed by the Company. Recharged Expense income as of December 31 2023, is $43,687.

Use of Estimates

The preparation of financial statements in accordance with U.S. GAAP requires management to make estimates and assumptions that affect amounts reported in the

financial statements and accompanying notes. Accordingly, actual amounts may differ from estimated amounts.

Income Taxes

The Company, with the consent of its Member, has elected to be a Delaware Limited Liability Company. For Federal tax purposes, the Company is treated as a disregarded entity. Therefore, in lieu of business income taxes imposed on the Company, its Member is taxed on the Company's taxable income. Accordingly, no provision or liability for Federal income taxes is included in these financial statements.

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Finalis Securities LLC
Notes to Financial Statements
For the Year Ended December 31, 2023

Lease Standards

The Company does not have any leases that require applying ASC 842.

2.   Related Party Transactions

The Company is party to an expense sharing agreement with the Parent under which the Company is responsible for a portion of indirect costs incurred in the provision of support services. Throughout the year 2023 the company incurred $ 710,606 in related party transactions.

3.   Indemnification

As of December 31, 2023, there are no commitments resulting from indemnification nor claims made under indemnification that are known to the Company. The Company maintains insurance policies to include customary errors and omissions (E&O) and directors and officers (D&O) policies in respect of indemnified claims that are a covered loss under such policies.

4.   Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2023, the Company had net capital of $983,523, which was $751,546 in excess of its required net capital of $231,977. The Company's net capital ratio was 3.538 to 1.

5.   Litigation

In the normal course of business, the Company may be a party to litigation and regulatory matters. As of December 31, 2023, the Company had two ongoing litigations. Both

matters are resolved as of the date the financial statements were issued with no material financial impact to the Company financial statements. These matters substantively do not involve Finalis Securities LLC. The Company was involuntarily dragged into them by other parties merely as the Broker Dealer. The company does not have any liability nor were any payments made, and Finalis Securities LLC is being removed as parties or settled at no fault of our own.

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Finalis Securities LLC
Notes to Financial Statements
For the Year Ended December 31, 2023

6.   Income Taxes

As discussed in the Summary of Significant Accounting Policies (Note 1), the Company operates as a limited liability company treated as a disregarded entity for tax purposes. As such, the Company is not subject to any business income tax but a limited liability company gross receipts tax, with a minimum franchise tax of $800. The Company files its tax returns using the accrual method of accounting.

7.   Subsequent Events

The Company has performed an evaluation of subsequent events through the date the financial statements were issued. The evaluation did not result in any subsequent events that required disclosures and/or adjustments.

8.   Recently Issued Accounting Pronouncements

The Financial Accounting Standards Board (the "FASB") has established the Accounting Standards Codification ("Codification" or "ASC") as the authoritative source of generally accepting accounting principles ("GAAP") recognized by the FASB. The principles embodies in the Codification are to be applied by nongovernmental entities in the preparation of financial statements in accordance with GAAP in the United States. New accounting pronouncements are incorporated into the ASC through the issuance of Accounting Standards Updates ("ASU's").

For the year ending December 31, 2023, various ASU's issued by the FASB were either newly issued or had effective implementation dates that would require their provisions to be reflected in the financial statements for the year then ended.

The Company has either evaluated or is currently evaluating the implications, if any, of each of these pronouncements and the possible impact they may have on the Company's financial statements. In most cases, management has determined that the pronouncement has either limited or no application to the Company and, in all cases, implementation would not have a material impact on the financial statements taken as a whole.

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